ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153


KEITH SCHAITKIN, GENERAL COUNSEL                     DIRECT DIAL: (212) 702-4380
                                                     EMAIL:  KLS@SFIRE.COM

December 30, 2011

VIA EDGAR AND EMAIL
-------------------

United  States  Securities  and  Exchange  Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington  D.C.  20549-3628
Attention:  Mr.  David  L.  Orlic,  Special  Counsel

RE:     COMMERCIAL  METALS  COMPANY
        AMENDMENT  NO.  3  TO  SCHEDULE  TO-T
        FILED  BY  ICAHN  CAPITAL  LP  ET  AL.  ON  DECEMBER  27,  2011
        FILE  NO.  005-34607

        DEFINITIVE  ADDITIONAL  PROXY  SOLICITING  MATERIALS
        FILED  BY  ICAHN  CAPITAL  LP  ET  AL.  ON  DECEMBER  27,  2011
        FILE  NO.  001-04304
        ---------------------------------------------------------------

Dear  Mr.  Orlic:

     Set forth below, on behalf of IEP Metals Sub LLC, a limited liability company governed by the laws of Delaware and Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on December 29, 2011, relating to the Schedule TO-T and
Schedule 14A, filed by the Icahn Entities et al. (the "Filing Persons") with the Commission on December 27, 2011.

     This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering a copy of this letter via email to Mr. Orlic. The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

1. On July 28, 2011, the Filing Persons filed a Schedule 13D with the Commission in which the Filing Persons disclosed that they may have conversations with management of Commercial Metals Company (the "Company") to discuss its business and strategic alternatives for the Company. On September 13, 2011, representatives of the Filing Persons met with management of the Company and from time to time thereafter, representatives of the Filing Persons had conversations with management of the Company. The dates of the meeting and discussions are disclosed in Section 10 of the Icahn Parties' Offer to Purchase - Background of the Offer; Past Contacts or Negotiations with the Company -- which was filed with the Commission on December 9, 2011. From time to time following the initial meeting, the Company disclosed its position with respect to the offer by the Icahn Parties, its opinion with respect to the persons nominated by the Filing Persons for election to the Company's board of directors and management's strategic plans for the Company. The most recent of such disclosures prior to the December 27 press release by the Icahn Parties was a Schedule 14D-9 filed by the Company on the evening of December 19, 2011. After considering the foregoing, the Filing Persons determined to make the announcement referred to in the Comment Letter which constituted prompt disclosure under Rule 13d-2.


2. The conditions to the offer are set forth in full in Section 14 of the Icahn Parties' Offer to Purchase - Conditions of the Offer -- and are also referred to in the summary advertisement relating to the offer which was published in the New York Times and filed with the Commission on December
     9, 2011. In addition, the tender offer conditions are fully disclosed in the Company's Schedule 14D-9 filed with the Commission on December 19, 2011. Other than the poison pill condition and the section 203 condition (which are fully in the Company's control) and the minimum condition, the conditions to the offer are typical conditions understood in the marketplace and set forth in full as noted above. In this context, the Filing Persons respectfully assert that their disclosure is appropriate and need not be modified or supplemented.

3. As disclosed by the Icahn Parties in the press release dated December 6, 2011 and in Section 10 of the Icahn Parties' Offer to Purchase - Background of the Offer; Past Contacts or Negotiations with the Company -- $8.60 per share represents the low which occurred on October 3, 2011. In addition,
     Section 6 of the Icahn Parties' Offer to Purchase - Price Range of Shares - sets forth the high and low sales prices, quarter by quarter, of the Company's shares for each quarter beginning calendar 2009 through December 8, 2011, the day prior to the commencement of the offer by the Icahn Parties. Accordingly, the Icahn Parties respectfully assert that no further disclosure is necessary. However, the Icahn Parties will specify that that price is the low point for the 2011 calendar year in any reference thereto in future filings.

4. If the Company determines to proceed to an auction then the poison pill condition and the section 203 condition will not be satisfied and the offer will not close. Moreover, as noted in all of the Icahn Parties' tender offer materials, including the December 27, 2011 press release, holders always have the ability to withdraw tendered shares through the expiration date of the offer. Accordingly, the Icahn Parties respectfully assert that there is no need for further disclosure.

     If  you  have  any  questions  regarding, please contact the undersigned at
(212)  702-4380.


                                                             Very truly yours,


                                                             /s/ Keith Schaitkin
                                                             -------------------
                                                             Keith Schaitkin